UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LIBERTY INTERACTIVE CORPORATION

(Exact name of Registrant as specified in its charter)

State of Delaware	001-33982	84-1288730
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

12300 Liberty Boulevard Englewood, Colorado	80112
(Address of principal executive offices)	(Zip Code)

Richard N. Baer

(720) 875-5300

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                            Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview

Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to Liberty Interactive Corporation and its consolidated subsidiaries.

Our Conflict Minerals Policy

We take seriously our compliance obligations under Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). Therefore, we have adopted and communicated to relevant personnel, our suppliers and the public a policy regarding the supply of 3TG for products that we manufacture or contract to manufacture (the “Conflict Minerals Policy”). As used herein and in the Conflict Minerals Policy, “3TG” is tantalum, tin, tungsten and gold, without regard to its location of origin.

The Conflict Minerals Policy includes, but is not limited to, our expectations that the suppliers of components for products that we manufacture or for products that we contract with them to manufacture:

•                  Promptly, completely and accurately respond to our informational requests with respect to any 3TG that is necessary to the functionality or production of such products, including by completing and delivering the Conflict-Free Sourcing Initiative Conflict Minerals Reporting Template or similar survey when asked to do so.

•                  Determine whether there is any 3TG in any such products, survey their upstream suppliers regarding the ultimate source of any such 3TG, and verify and document such information.

•                  Implement policies and management systems to support compliance with these expectations, and require their upstream suppliers to adopt similar policies and systems.

•                  Cooperate in the event we determine that any further inquiry or due diligence is required or advisable with respect to the source of 3TG in any such products.

Applicability of the Conflict Minerals Rule to Our Company

We own interests in subsidiaries and other companies that are primarily engaged in the video and on-line commerce industries. We are subject to the Conflict Minerals Rule for 2013 because some of our consolidated subsidiaries manufactured products or contracted to manufacture products in 2013 where 3TG was necessary to the functionality or production of such products.

However, most of our business activities are not in scope for purposes of the Conflict Minerals Rule. To the extent that our consolidated subsidiaries sell products, they do not manufacture or contract to manufacture most of the products that they sell. Our consolidated subsidiaries TripAdvisor, Inc., Commerce Technologies, Inc. and LMC Right Start, Inc. had no in-scope products for purposes of the Conflict Minerals Rule in 2013. Further, most of our products do not contain 3TG, and, for those that do, 3TG constitutes only a small portion of the materials in such products, with the primary exception of gold jewelry. For 2013, we estimate that less than 10% of our products by product number were in scope for purposes of the Conflict Minerals Rule. Additionally, over 80% of our in-scope products were jewelry, a product category that accounted for less than 10% of our consolidated revenue in 2013.

We do not directly source any 3TG from mines, smelters or refiners, and believe that we are in most cases many levels removed from these market participants. We therefore have limited influence over these upstream suppliers. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain, and due to competitive factors, we often have significant difficulty identifying suppliers upstream from our direct suppliers. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we endeavor to be in compliance with the Conflict Minerals Rule.

Reasonable Country of Origin Inquiry Information

In connection with the reasonable country of origin inquiry required by the Conflict Minerals Rule, we determined that a portion of our in-scope products only contained 3TG that (1) originated from outside of the Democratic Republic of the Congo and adjoining countries (the “DRC Region”), or that we had no reason to believe may have originated in the DRC Region or (2) was from recycled or scrap sources, or that we reasonably believed did come from recycled or scrap sources. The term “adjoining countries” has the meaning contained in the Conflict Minerals Rule.  We were unable to determine the origin of most of the 3TG in our other in-scope products.

For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures that we established for our due diligence.  We designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013).  For a discussion of the due diligence measures that we performed in respect of 2013, see the Conflict Minerals Report filed as an exhibit to this Form SD.

Website Disclosure

As required by the Conflict Minerals Rule, the foregoing information is available on our corporate website at http://ir.libertyinteractive.com/sec.cfm.  The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or our Conflict Minerals Report.

Conflict Minerals Disclosure

As required by the Conflict Minerals Rule and Item 1.01, a Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD and is available on our corporate website at http://ir.libertyinteractive.com/sec.cfm.

For 2013, none of the necessary 3TG contained in our in-scope products was determined by us to directly or indirectly benefit any armed group in the DRC Region. The term “armed group” has the meaning contained in the Conflict Minerals Rule.

Item 1.02  Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.02 — Conflict Minerals Report for the calendar year ended December 31, 2013, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LIBERTY INTERACTIVE CORPORATION
(Registrant)

By:	/s/ Richard N. Baer	June 2, 2014
Name:	Richard N. Baer
Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit	Description

1.02	Conflict Minerals Report for the calendar year ended December 31, 2013